Lee D. Neumann

Member of the New York and Paris bars

BY EDGAR AND INTERNATIONAL COURIER

December 19, 2017

John Dana Brown, Esq., Attorney-Advisor

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Tempus Applied Solutions Holdings, Inc.

Registration Statement on Form S-1

Filed October 20, 2017

File No. 333-221049

Dear Mr. Brown,

On behalf of my client, Tempus Applied Solutions Holdings, Inc. (the “Company”), I am submitting to you below the Company’s responses to the comments of the SEC Staff contained in Staff’s letter dated November 16, 2017, with respect to the above-referenced filing.

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to its Registration Statement via EDGAR (the “Amendment No. 1”). In addition to the changes noted below, Amendment No. 1 reflects the results of the three and nine months ended September 30, 2017.

For your convenience, the text of each comment is set forth below, followed by the Company’s response. I am enclosing a copy of Amendment No. 1 marked to show the changes from the initial filing.

Tél : +33.1.30.71.69.74	Mobile : +33.6.20.26.38.76	Fax : +33.9.72.33.78.40

E-mail : lee.neumann@uslaw.fr	11 bis rue Volney, 75002 Paris, France

John Dana Brown, Attorney-Advisor

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

December 19, 2017

General

1. We note that there are outstanding comments on your most recent Form 10-K. Please note that all such comments must be resolved before we act on a request for acceleration of effectiveness of your registration statement on Form S-1.

We note the Staff’s comment. For your information, we were informed by the Staff on December 7, 2017, that it had completed its review and had no further comments on the Form 10-K.

Exhibit Index, page II-6

2. We note your disclosure about equity financing agreement with GHS Investments LLC. Please file this agreement as an exhibit to your registration statement.

In response to the Staff’s comment, we have included the equity financing agreement with GHS as an exhibit to Amendment No. 1.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at +33-6-2026-3876, or lee.neumann@uslaw.fr.

Sincerely,

/s/ Lee D. Neumann
Lee D. Neumann

Cc:	Johan A. Bergendorff, Chief Financial Officer
Tempus Applied Solutions Holdings, Inc.

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